UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QuantumScape Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Dawnae Dodds

Chief Compliance Officer

Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, CA 94301

(650) 331-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767V 109	Schedule 13D	Page 2 of 9 Pages

(1)	Names of reporting persons Capricorn-Libra Investment Group, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 13,560,540 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 13,560,540 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 13,560,540 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.96% of Class A Common Stock (2)
(14)	Type of reporting person (see instructions): PN

(1)           Consists of shares of Class A Common Stock held directly by Capricorn-Libra Investment Group, LP (“Capricorn-Libra”). Capricorn-Libra Partners, LLC (“C-L Partners”) is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)           Calculation of the percentage of the shares of Class A Common Stock beneficially owned is based on 259,638,681 shares of Class A Common Stock outstanding as of May 6, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2021, adjusted to include shares issued upon conversion of Class B Common Stock previously held by Capricorn-Libra, which conversion was effected on May 20, 2021. The shares beneficially owned by the Reporting Person represents 3.3% of the total number of outstanding shares of Common Stock (including shares of Class B Common Stock outstanding as of May 6, 2021).

CUSIP No. 74767V 109	Schedule 13D	Page 3 of 9 Pages

(1)	Names of reporting persons Capricorn-Libra Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 13,560,540 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 13,560,540 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 13,560,540 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.96% of Class A Common Stock (2)
(14)	Type of reporting person (see instructions): OO

(1)           Consists of shares of Class A Common Stock held directly by Capricorn-Libra Investment Group, LP (“Capricorn-Libra”). Capricorn-Libra Partners, LLC (“C-L Partners”) is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)           Calculation of the percentage of the shares of Class A Common Stock beneficially owned is based on 259,638,681 shares of Class A Common Stock outstanding as of May 6, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2021, adjusted to include shares issued upon conversion of Class B Common Stock previously held by Capricorn-Libra, which conversion was effected on May 20, 2021. The shares beneficially owned by the Reporting Person represents 3.3% of the total number of outstanding shares of Common Stock (including shares of Class B Common Stock outstanding as of May 6, 2021).

CUSIP No. 74767V 109	Schedule 13D	Page 4 of 9 Pages

(1)	Names of reporting persons Dipender Saluja
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 2,744
	(8)	Shared voting power: 13,560,540 (1)
	(9)	Sole dispositive power: 2,744
	(10)	Shared dispositive power: 13,560,540 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 13,563,284
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.96% of Class A Common Stock (2)
(14)	Type of reporting person (see instructions): IN

(1)           Consists of shares of Class A Common Stock held directly by Capricorn-Libra Investment Group, LP (“Capricorn-Libra”). Capricorn-Libra Partners, LLC (“C-L Partners”) is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)           Calculation of the percentage of the shares of Class A Common Stock beneficially owned is based on 259,638,681 shares of Class A Common Stock outstanding as of May 6, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2021, adjusted to include shares issued upon conversion of Class B Common Stock previously held by Capricorn-Libra, which conversion was effected on May 20, 2021. The shares beneficially owned by the Reporting Person represents 3.3% of the total number of outstanding shares of Common Stock (including shares of Class B Common Stock outstanding as of May 6, 2021).

CUSIP No. 74767V 109	Schedule 13D	Page 5 of 9 Pages

Introduction

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of QuantumScape Corporation, a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 4.  Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On May 20, 2021, Capricorn-Libra converted 14,022,837 shares of Class B Common Stock to 14,022,837 shares of Class A Common Stock and, on May 21, 2021, Capricorn-Libra effected a pro rata in-kind distribution for no additional consideration of 3,390,135 shares of Class A Common Stock to its limited partners. Also, on May 21, 2021, Dipender Saluja received 2,744 shares of Class A Common Stock pursuant to pro rata in-kind distribution for no additional consideration effected by Technology Impact Growth Fund LP.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ percentage of beneficial ownership is approximately 4.96% of the outstanding shares of the Class A Common Stock. Calculation of the percentage of the shares of Class A Common Stock beneficially owned is based on 259,638,681 shares of Class A Common Stock outstanding as of May 6, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed on May 17, 2021, adjusted to include shares issued upon conversion of the Class B Common Stock previously held by Capricorn-Libra, which conversion was effected on May 20, 2021. The shares beneficially owned by the Reporting Persons represent 3.3% of the total number of outstanding shares of Common Stock (including shares of Class B Common Stock outstanding as of May 6, 2021).

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

CUSIP No. 74767V 109	Schedule 13D	Page 6 of 9 Pages

(e) Effective May 21, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A Common Stock.

Item 7.  Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Registration Rights and Lock-Up Agreement, dated as of September 2, 2020, by and among the Issuer and the persons named therein (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 3, 2020 (File No. 1-39345) and incorporated herein by reference).

CUSIP No. 74767V 109	Schedule 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 27, 2021

Capricorn-Libra Investment Group, LP
By: Capricorn-Libra Partners, LLC
Its: General Partner

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

/s/ Dipender Saluja
Dipender Saluja

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 74767V 109	Schedule 13D	Page 8 of 9 Pages

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

CUSIP No. 74767V 109	Schedule 13D	Page 9 of 9 Pages

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A Common Stock of QuantumScape Corporation is filed on behalf of each of the undersigned.

Date:      May  27, 2021

Capricorn-Libra Investment Group, LP
By: Capricorn-Libra Partners, LLC
Its: General Partner

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
Dipender Saluja, Manager

/s/ Dipender Saluja
Dipender Saluja